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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              C-ATS SOFTWARE INC.
                           (NAME OF SUBJECT COMPANY)

                              C-ATS SOFTWARE INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  124778-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DAVID GILBERT
                                   PRESIDENT
                             1870 EMBARCADERO ROAD
                          PALO ALTO, CALIFORNIA 94303
                                 (650) 321-3000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   COPIES TO:
                             MARIO M. ROSATI, ESQ.
                            MICHAEL J. DANAHER, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                            PALO ALTO, CA 94304-1050
                                 (650) 493-9300

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Moxie Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Kirsty, Inc., a Delaware corporation (the "USA Sub") and an indirect wholly-owned subsidiary of Misys plc, a company organized under the laws of England ("Parent" or "Misys"), to purchase all of the Shares (as defined below) of C-ATS Software Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase dated December 18, 1998, a copy of which is filed as Exhibit 1 hereto (the "Offer to Purchase").

     The information contained under the captions "Purpose of the Offer; the Merger Agreement; Other Agreements; Plans for the Company," "Dividends and Distributions" and "Certain Conditions of the Offer" of the Offer to Purchase incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is C-ATS Software Inc., a Delaware corporation (the "Company" or "C-ATS Software Inc."). The address of the principal executive office of the Company is 1870 Embarcadero Road, Palo Alto, California 94303. The title of the class of equity securities of the Company to which this Schedule 14D-9 relates is the common stock of the Company, par value $0.001 per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Schedule 14D-1 dated December 18, 1998 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by Purchaser and Parent relating to an offer by Purchaser to purchase all outstanding Shares at $7.50 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal ("Letter of Transmittal"). The Schedule 14D-1 states that the principal executive offices of Parent are located at Burleigh House, Salford Priors, Worcestershire WR11 5SH, England and that the principal executive offices of Purchaser and USA Sub are located at 45 Broadway, New York, New York 10006.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 14, 1998 (the "Merger Agreement") among the Company, Parent, USA Sub and Purchaser. A copy of the Merger Agreement is filed as Exhibit 7 to this
Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable following the consummation of the Offer and the satisfaction of certain other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held by stockholders who perfect their appraisal rights under Delaware law, Shares owned by the Company as treasury stock and Shares owned by the Parent or any direct or indirect wholly-owned subsidiary of Parent or of the Company) will be converted into the right to receive $7.50 in cash (the "Merger Consideration") without interest. The terms of the Merger Agreement are summarized under the captions "Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company," "Dividends and Distributions" and "Certain Conditions of the Offer" of the Offer to Purchase.

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Parent, USA Sub or Purchaser or their affiliates, or actions that with respect to any of them, was provided by Parent, USA Sub or Purchaser or their affiliates, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that have occurred and may affect the significance, completeness or accuracy of such information.

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ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b)(1) Arrangements with the Company, its Executive Officers, Directors or Affiliates

          (i) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers, and affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A ("Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser's right (after consummation of the Offer) to designate persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

     (2) Arrangements with Parent, its Executive Officers, Directors or
Affiliates

     The information contained under the captions "Purpose of the Offer; the Merger Agreement; Other Agreements; Plans for the Company," "Dividends and Distributions" and "Certain Conditions to the Offer" of the Offer to Purchase, is incorporated herein by reference. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and the Purchaser, its executive officers and affiliates are described in the Offer to Purchase, including the following:

          (i) The Merger Agreement.

          (ii) The Stockholders Agreements. On December 14, 1998 the Parent, USA Sub and Purchaser entered into Stockholders Agreements (the "Stockholders Agreements") with each of the Rod A. Beckstrom Trust, David and Diedra Gilbert, Robert Geske, Jerry Bock and Rod A. and Patrice V. Beckstrom Charitable Remainder Trust (the "Certain Stockholders") which provide that, among other things, the Certain Stockholders agree to tender in the Offer and not to withdraw therefrom, the 1,587,783 Shares owned by them, as well as any other Shares acquired prior to the expiration of the Offer, including Shares acquired pursuant to stock options, warrants or any similar instruments.

          (iii) The Employment Agreements. In connection with the Offer and the Merger, the Company has entered into employment agreements (the "Employment Agreements"), each dated December 14, 1998, with Messrs. Gilbert and Beckstrom to secure their continued employment following the Merger.

          (iv) The Long Term Incentive Plan. Subsequent to the Merger, the Surviving Corporation plans to implement a Long Term Incentive Plan (the "LTIP") for Messrs. Gilbert and Beckstrom and such other executives as may be selected by the Board of Directors of the Surviving Corporation, with Parent's consent.

     Except as set forth above or incorporated herein by reference, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Parent, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors

     The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares to Purchaser.

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     As set forth in the Offer, the Merger Agreement and the Letter of
Transmittal (the "Offer Documents"), Purchaser will purchase shares tendered prior to the close of the Offer (and not validly withdrawn) if the Conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the DGCL, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding shares are required to approve the Merger. Accordingly, if the Conditions to the Offer are satisfied, Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Parent will be able to approve and adopt the Merger Agreement and the Merger, without a vote of the Company's stockholders. Parent, USA Sub, Purchaser and the Company have agreed to use their best efforts to take, or cause to be taken, actions necessary, proper or advisable to consummate and make effective in the most expeditious manner possible the Merger and the transactions contemplated by the Merger Agreement. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

     The Offer will expire upon the Expiration Date. The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, January 19, 1999, unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Copies of the press releases issued by the Company and Parent on December 14, 1998 announcing the Merger and the Offer are filed as Exhibits 3 and 4 to this
Schedule 14D-9 and are incorporated herein by reference in their entirety.

     (b) Background of the Offer; Reasons for the Recommendation.

  Background of the Offer

     The Company engages in certain lines of business that are complementary to those of Midas-Kapiti International, Ltd. ("MKI"), an indirect wholly-owned subsidiary of Parent. In March, 1998, Mr. Rod Beckstrom, President of the Company, met with Mr. John Graham, Director of Business Development of Parent, and Mr. Rupert Soames, Chief Executive Officer of MKI to discuss possibilities for joint marketing efforts. Representatives of the Company and MKI met from time to time since April, 1998, in connection with the preparation of proposals to customers that combine the products and services offered by MKI and the Company. The Company and MKI subsequently jointly marketed their products to several prospective customers.

     From July 22 through July 24, 1998, Mr. Soames and Mr. Stephen Gowers, Product Development Director of MKI, met in Palo Alto, California with Mr. Rod
A. Beckstrom, Chief Executive Officer of the Company and Mr. David Gilbert, President of the Company, to discuss the possibility of combining the Company's risk operations with MKI's Global Manager/Risk Vision business. Messrs. Soames and Gowers indicated they would discuss the matter further with representatives of Parent.

     On August 11, 1998 and again on September 11, 1998, Mr. Soames met with Messrs. Beckstrom and Gilbert to consider how the combined businesses might be organized and operated. On September 2, 1998, Mr. Soames forwarded a letter to Mr. Beckstrom outlining the terms of confidentiality that would pertain to future discussions regarding a "potential business partnership."

     On August 19, 1998 the Company's Board of Directors was briefed on the status of discussions with Parent and other prospective partners. At the meeting, Broadview International LLC ("Broadview") discussed its plans for investigating and pursuing strategic options.

     On October 12, 1998, Mr. Strone Macpherson, Deputy Chairman of Parent, met in Palo Alto, California with Messrs. Beckstrom and Gilbert to discuss potential non-price transaction terms. Representatives of the two companies held a number of telephone conversations during the following weeks. On October 15 and 16,

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1998, Mr. Soames reviewed with Messrs. Gilbert and Beckstrom, by telephone, the outcome of the meetings held with Mr. Macpherson, and discussed ways to progress towards a potential transaction.

     On October 16, 1998, Mr. Soames and Mr. Ross Graham, Corporate Development Director and Secretary of Parent, held discussions in London with Mr. Gilbert during which Messrs. Soames, Graham and Gilbert discussed the basic framework of a potential transaction and Parent's representatives provided Mr. Gilbert with an outline of non-price transaction terms.

     On October 19, 1998, representatives of Parent indicated preliminarily to the Company's representatives that it would be willing to pay a price in the range of $6.50-$7.50 per Share, subject to the satisfactory completion of due diligence and definitive documentation. On October 19, 1998, Parent's representatives confirmed the price to be $7.00 per Share. On October 29, 1998, Mr. Gilbert informed Mr. Macpherson that the $7.00 per Share offer was too low and that a third party had orally indicated its interest in potentially acquiring the Company in a stock-for-stock transaction. Messrs. Macpherson, Graham and Gilbert had additional discussions by telephone on October 30, 1998 to further explore the Company's position.

     On November 11, 1998, further to a telephone conversation held on November 10, 1998 between Messrs. Macpherson and Gilbert, Mr. Macpherson sent a letter to Mr. Gilbert expressing Parent's formal interest in acquiring the Company and attached a term sheet indicating a price range of $7.50-$8.00 per Share, but stating that based on the data it had at the time, $7.50 was the appropriate price.

     On November 11, 1998, the Company's Board of Directors was briefed on the status of negotiations with Parent and other prospective parties. The Board authorized management to pursue negotiations with Parent.

     Between November 16, 1998 and December 7, 1998, the Parent, MKI and its legal and financial advisors conducted their due diligence review of the Company.

     On November 18, 1998, Messrs. Beckstrom and Gilbert met in New York with Mr. Soames and Mr. John Sussens, Managing Director of Parent, to discuss how the risk businesses of the Company and MKI could be jointly developed.

     On November 23, 1998, Mr. Gilbert and counsel to the Company met in New York with Mr. Graham, Ms. Tazim Essani, Vice President, Corporate Development, of Parent, and Parent's legal and financial advisors to negotiate the terms of the agreements. Negotiations of the Merger Agreement, the Stockholders Agreements and related documents continued by telephone during the subsequent weeks.

     On December 9, 1998, the Company's Board of Directors met again to consider the proposed Merger. Mr. Gilbert briefed the Board on the results of the negotiations. Legal counsel briefed the Board on legal issues and the specifications of the draft agreements. Representatives of Broadview presented their opinion that the transaction was fair to the Company's shareholders from a financial point of view. The Board agreed unanimously to approve the Offer and the Merger.

     On December 10, 1998, Mr. Gilbert and Mr. Graham met in New York to resolve outstanding issues. On December 10 and 11, 1998, the parties and their respective legal counsel made final changes to the Merger Agreement and the various related agreements and ancillary documents.

     On December 14, 1998, the parties executed the agreements and the transaction was publicly announced.

  Reasons for the Recommendation.

     At a meeting on December 9, 1998, the Board of Directors of the Company unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, and unanimously resolved to recommend that stockholders accept the Offer and tender their Shares.

     In arriving at its decision to approve the Merger Agreement and the transactions contemplated thereby and to recommend acceptance of the Offer, the Board of Directors considered, among other things, the following factors:

          (1) The $7.50 per Share price represented a premium of approximately 76% over the closing sale price of $4.25 per Share as reported on the Nasdaq National Market on December 8, 1998, the last trading day prior to the date the Board authorized and approved the Merger Agreement, and that payment in cash would provide the Company's stockholders with immediate liquidity. By comparison, the Company believes that the near-term prospects of attaining similar market values as an independent company would be subject to substantial risks and uncertainties.

          (2) Given the experience, reputation and financial condition of Parent, the Conditions to the Offer and the low risk of regulatory objections, there would be a high likelihood that the Merger would be completed.

          (3) The Company's future growth as an independent company would largely be dependent on the success of a single product line, CARMA. Although the Company believes CARMA is "best of breed" and has been well received, it is still early in the product life cycle and broad market acceptance is subject to various risks. In particular, the vendor market is consolidating, leading to increasingly larger competitors with greater financial resources and global reach. The Company's ability to compete effectively would require significant investment to expand worldwide distribution and services. In addition, some potential customers have sought to reduce the number of vendors they deal with and have exhibited a willingness to sacrifice product quality and features in order to acquire broader, integrated solutions. Since the Company has a narrow product line, such a trend increases the obstacles to broad market acceptance of the Company's products. All of these factors also increase the difficulty of forecasting revenues. In addition to CARMA, the Company also markets a trading system. However, the increased competition and commoditization of the market for trading systems has affected the Company's revenues and margins in this market, and this trend is expected to continue.

          (4) The recent financial performance of the Company has not been as strong as expected. Due to longer than expected sales cycles in the market for financial risk management, the Company's revenues for the quarter ended September 30, 1998, were approximately $893,000 lower than the previous quarter and lower than analyst expectations, and the Company experienced a net loss of approximately $1,063,000 for that quarter. In addition, in recent years "small cap" stocks such as the Company's have not performed well relative to the overall public markets. This is particularly the case for companies such as the Company whose revenues are uneven or irregular because they depend on large sales to individual customers.

          (5) The degree of uncertainty regarding the potential for third-party proposals, either from parties that had discussions with the Company or from other parties, and regarding the timing, regulatory issues, terms and conditions and potential economic value of any third-party proposals.

          (6) The terms of the Merger Agreement permit the Company to respond to certain unsolicited third party offers to acquire the Company.

          (7) The Merger was supported by senior members of the Company's management team and by the other parties to the Stockholders Agreements.

          (8) The presentation and opinion of Broadview dated December 9, 1998 to the effect that, as of such date and subject to the limitations and assumptions set forth therein, the cash consideration to be

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     received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such stockholders.

     THE FULL TEXT OF BROADVIEW'S FAIRNESS OPINION IS FILED AS EXHIBIT 6 TO THIS
SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     In light of all factors, including those set forth above, the Board of Directors unanimously approved the Offer and the Merger. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

     It is expected that if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an on-going business. However, the Company would, under these circumstances, continue to explore other possible methods of maximizing stockholder value.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained Broadview to provide financial advisory services in connection with a possible business transaction for the Company. Pursuant to a letter agreement dated June 22, 1998 between the Company and Broadview, the Company, as compensation for such services, has agreed to pay Broadview a transaction fee equal to (i) $500,000 plus 1.0% of the total consideration (the "Consideration") in excess of $20 million paid directly or indirectly to or by the Company to its stockholders in connection with the Offer and the Merger in the event the Consideration is less than $60 million and (ii) $500,000 plus 1.5% of the Consideration in excess of $20 million in the event the Consideration is equal to or greater than $60 million. Additionally, the Company has agreed to pay to Broadview a fee in the amount of $250,000 upon the delivery to the Company of the opinion of Broadview attached to this Schedule 14D-9 as Annex B. Such $250,000 fee shall be credited against the transaction fee described above. The Company has also agreed to reimburse Broadview for all of its reasonable out of pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. In addition, the Company has agreed to indemnify and hold harmless Broadview and its affiliates for certain claims, damages and liabilities related to or arising in any manner out of any transaction, proposal or any other matter contemplated by its engagement as financial advisor.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the past 60 days, except for the Stockholders Agreements, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

     (b) To the Company's knowledge, all of the Company's executive officers, directors, affiliates and subsidiaries who own Shares currently intend to tender all of their Shares (other than Shares, if any, held by such person that if tendered, could cause such person to incur liability under the provisions of
Section 16(b) of the Exchange Act of 1934, as amended) pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of

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

securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached as Annex A hereto and incorporated herein by reference is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in Item 3.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    EXHIBIT
      NO.                              DESCRIPTION
    -------                            -----------
    *1         Offer to Purchase dated December 18, 1998 (incorporated by reference to Exhibit (a)(1) to Purchaser's Tender Offer
               Statement on December 18, 1998, as amended (the "14D-1").
    *2         Letter of Transmittal (incorporated by reference to Exhibit
               (a)(2) to the 14D-1).
     3         Text of Press Release issued by Parent and the Company on
               December 14, 1998 (incorporated by reference to Exhibit
               (a)(8) to the 14D-1)
     4         Text of Press Release issued by Parent on December 14, 1998
               (incorporated by reference to Exhibit (a)(9) to the 14D-1).
    *5         Letter to Stockholders dated December 18, 1998 from Rod A.
               Beckstrom, Chief Executive Officer of the Company.
    *6(1)      Opinion of Broadview International LLC, dated December 9,
               1998.
     7         Agreement and Plan of Merger dated as of December 14, 1998, among the Company, Parent, USA Sub and Purchaser
               (incorporated by reference to Exhibit (c)(1) to the 14D-1).
     8         Stockholders Agreement dated as of December 14, 1998 between
               Parent, USA Sub and Purchaser and the Rod A. Beckstrom
               Trust, David and Diedra Gilbert, Robert Geske and Jerry Bock
               (incorporated by reference to Exhibit (c)(2) to the 14D-1).
     9         Stockholders Agreement dated as of December 14, 1998 between
               Parent, USA Sub and Purchaser and the Rod A. and Patrice V.
               Beckstrom Charitable Remainder Trust (incorporated by
               reference to Exhibit (c)(3) to the 14D-1).
     10        Employment Agreement, dated December 14, 1998, between the
               Company and David Gilbert (incorporated by reference to
               Exhibit (c)(5) to the 14D-1).
     11        Employment Agreement, dated December 14, 1998, between the
               Company and Rod A. Beckstrom (incorporated by reference to
               Exhibit (c)(4) of 14D-1).
     12        Long Term Incentive Plan Term Sheet (incorporated by
               reference to Exhibit (c)(6) of the 14D-1).
     13        Form of Change of Control Agreement.
     14(2)     1988 Incentive Stock Plan and related agreements.
     15(3)     1995 Stock Plan and related agreements.
     16(4)     Director Option Plan and related agreements

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

    EXHIBIT
      NO.                              DESCRIPTION
    -------                            -----------
    *17(5)     The Company's Information Statement pursuant to Section
               14(f) of the Exchange Act and Rule 14f-1 thereunder.

---------------
 *  Included in materials mailed to stockholders.

(1) Attached hereto as Annex B.

(2) Incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-11 (Registration No. 33-89242), as amended.

(3) Incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-1 (Registration No. 33-89242), as amended.

(4) Incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-1 (Registration No. 33-89242), as amended.

(5) Attached hereto as Annex A.

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

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          C-ATS SOFTWARE INC.

                                          By:     /s/ ROD A. BECKSTROM
                                            ------------------------------------
                                                      Rod A. Beckstrom
                                                  Chief Executive Officer

Dated: December 18, 1998

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

                                                                         ANNEX A

                              C-ATS SOFTWARE INC.
                             1870 EMBARCADERO ROAD
                          PALO ALTO, CALIFORNIA 94303

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about December 18, 1998, as a part of the C-ATS Software Inc. ("Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock, par value $0.001 per share, of the Company (the "Shares") at the close of business on or about December 16, 1998. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On December 14, 1998, the Company, Misys plc, a public limited company organized under the laws of England ("Misys" or "Parent"), Kirsty, Inc., a Delaware corporation and wholly-owned subsidiary of Misys ("USA Sub"), and Moxie Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of USA Sub ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which
(i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $7.50 per Share to the stockholders of the Company in cash and without interest thereon, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become an indirect, wholly-owned subsidiary of Parent.

     The Merger Agreement requires the Company to use all reasonable efforts to cause the directors designated by Parent to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers."

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 18, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 19, 1999, unless the Offer is extended.

     The information contained in this Information Statement concerning Parent, USA Sub and Purchaser has been furnished to the Company by Parent, USA Sub and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of December 11, 1998, there were 7,123,577 Shares outstanding and 1,792,550 Shares authorized for issuance pursuant to the exercise of outstanding options to purchase Shares. The Board of Directors currently consists of one class with six (6) members. At each annual meeting of stockholders, all six (6) directors are elected for one-year terms. The officers of the Company serve at the discretion of the Board.

     The Merger Agreement provides that, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, the Purchaser shall be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate up to such number of directors, rounded to the next whole number, on the Board as shall give the Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, the Purchaser or any of their affiliates at such time bears to the total number of Shares outstanding (provided that, if Parent, the Purchaser and their affiliates beneficially own in the aggregate at least a majority of the Shares, the Purchaser shall in any event be entitled to designate at least a majority of the directors on the Board), and the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both; provided, however, that in the event that the Purchaser's designees are elected to the Board, until the effective time of the Merger (the "Effective Time"), the Board shall have at least one director who was a director of the Company on the date of the Merger Agreement and who was not an officers of the Company or any of its subsidiaries (each, an "Independent Director") and, provided, further, that, if no Independent Directors then remain, the other directors of the Company on the date of the Merger Agreement shall designate one person to fill such vacancy who shall not be an officer or affiliate of the Company or any of its subsidiaries, or officer or affiliate of Parent or any of its subsidiaries, and any such person is deemed to be an Independent Director for purposes of the Merger Agreement. At such times, the Company has agreed to use reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as persons designated by the Purchaser shall constitute of the Board with respect to (a) each committee of the Board, (b) each board of directors of each subsidiary of the Company, and (c) each committee of each such board, to the extent permitted by applicable law. The Merger Agreement provides that, following the election or appointment of designees of the Purchaser pursuant to the terms of the Merger Agreement and prior to the Effective Time, any amendment of the Merger Agreement or the constituent documents of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser or waiver of any of the Company's rights under the Merger Agreement shall require the concurrence of a majority of the Independent Directors.

     It is expected that the Parent Designees may assume office at any time following the purchase by Purchaser and Parent of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier that January 20, 1999, and that, upon assuming office, the Parent Designees (as defined below) will thereafter constitute the majority of the Board of Directors of the Company.

PARENT DESIGNEES

     Pursuant to the Merger Agreement, Parent has the right to designate a majority of the directors of the Company following the consummation of the Offer. It is currently anticipated that Parent will designate such directors from the individuals listed in the following table (collectively the "Parent Designees"). The following table sets forth the name, age, present principal occupations or employment and five-year employment history for each of the Parent Designees. Unless otherwise indicated, each individual is a citizen of the United Kingdom and the business address is Burleigh House, Salford Priors, Worcestershire WR11 5SH, England.

                                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT WITH
                 NAME                    AGE   MISYS PLC; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
---------------------------------------  ---   -------------------------------------------------------------
Kevin Lomax............................  51    Executive Chairman, Misys plc (1985 to present).
Strone Macpherson......................  51    Deputy Chairman, Misys plc (1989 to present).
Howard Evans...........................  49    Finance Director, Misys plc (January, 1998 to present);
                                               Finance Director, Courtaulds plc (1994-1997); Partner, Price
                                               Waterhouse, Accountants (1984-1994).
Ross K. Graham.........................  52    Corporate Development Director and Company Secretary, Misys
                                               plc (January, 1998 to present); Finance Director, Misys plc
                                               (1987 to January, 1998).
Michael K. O'Leary.....................  47    Chief Executive Officer, Medic Computer Systems Inc.
Medic Computer Systems Inc.                    (February, 1998 to present); Chief Executive Officer,
8601 Six Forks Road                            Insurance Division, Misys plc (1992-1998).
Suite 300
Raleigh, North Carolina
27615 United States
John G. Sussens........................  54    Managing Director, Misys plc (1989 to present); Chief
                                               Executive, Banking Division, Misys plc (1985-1998); Chief
                                               Executive Officer, Insurance and Information Systems
                                               Divisions (1989-1995).
Anthony G. L. Alexander................  61    Chairman, Marley plc (1997 to present); Vice Chairman,
Crafnant                                       Imperial Tobacco Group plc (August, 1996 to present); Chief
Gregories Farm Lane                            Operating Officer, UK, Hanson plc (1986-1996).
Beaconsfield
Bucks
HP9 1HJ England
Dr. George Gray........................  61    Chairman, Serco Group plc (1982 to present).
19 Lakeside Grange
Weybridge
Surrey
KT13 9ZE England
George ("Chuck") Farr..................  58    Retired (1998 to present); Vice Chairman of American Express
69 Vineyard Lane                               (1995-1998); Director, McKinsey & Company (1968-1995).
Greenwich, CT 06831
Charles John Colwell...................  33    President, Secretary and Treasurer, Kirsty, Inc.; Chief
Summit Systems Inc.                            Financial Officer, Summit Systems, Inc. (1998 to present);
22 Cortlandt Street                            Regional Financial Controller, Midas-Kapiti International
New York, NY 10007                             Ltd. (1995-1998); Internal Auditor, Misys plc (1993-1995).
Rupert C. Soames.......................  39    Vice President and Treasurer, Moxie Acquisition Corp.; Chief
Midas-Kapiti International Ltd                 Executive Officer, Midas-Kapiti International Limited (1997
1 St. George's Road                            to present); Managing Director, Avery Berkel UK (1995-1997);
Wimbledon                                      Assistant Commercial Director, GEC Group (1991-1995).
London
SW 19 4DR England

     To the Company's knowledge, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or
(iii) beneficially owns any securities (or rights to acquire any securities) of the Company.

The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission" or "SEC"), except as may be disclosed herein or in the Schedule 14D-9.

     Parent has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under
Item 401(f) of Regulation S-K promulgated by the SEC.

THE CURRENT MEMBERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE COMPANY

     Biographical information concerning each of the Company's current directors and executive officers as of December 31, 1997 is as follows:

          NAME             AGE                            POSITION(S)
-------------------------  ---   -------------------------------------------------------------
Rod A. Beckstrom.........  37    Chief Executive Officer and Chairman of the Board
David Gilbert............  52    President, Chief Operating Officer and Director
Manuel Correia(2)........  63    Director
Mark P. Kalkus(1)........  35    Director
Dale Prouty(2)...........  45    Director
Mario M. Rosati(1).......  51    Director and Secretary
James E. Graber..........  53    Vice President of Finance and Chief Financial Officer
Robert L. Geske..........  52    Vice President of Research and Development and Director
Finn Christensen.........  33    Vice President of Marketing
Amos Barzilay............  43    Vice President of Capital Markets/Treasury
Jill Kulick..............  50    Vice President of Human Resources

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Rod A. Beckstrom was a founder of the Company and has been Chief Executive Officer and Chairman since 1988. Before founding the Company, Mr. Beckstrom worked at Morgan Stanley International in London as a swaps trader. Mr. Beckstrom received a B.A. in Economics and an M.B.A. from Stanford University.

     David Gilbert became a Director of the Company in November 1997. Dr. Gilbert has served as President and Chief Operating Officer of the Company since September 1996. In 1979, he founded Banking Decision Systems, Inc., which was acquired in 1988 by Logica, Inc. ("Logica"). At Logica he served as Senior Vice President and International Director of Logica's global risk management business. Until its recent acquisition by First Nationwide Holdings, Inc., Dr. Gilbert was also Chairman of the Board of Directors at California Federal before its merger with First Nationwide Holdings, Inc. Dr. Gilbert received a Ph.D. in Economics from Harvard University.

     Dale Prouty became a Director of the Company in August 1997. From May 1991 until his retirement in April 1997, he served as Executive Vice President of Investment Technology Group, Inc. ("ITG"). Dr. Prouty now serves as executive consultant for ITG. Prior to this, Dr. Prouty founded and served as chief executive officer of Integrated Analytics Corporation ("IAC"), a provider of real-time intelligent systems for the securities industry, which was ultimately acquired by ITG. Prior to this, Dr. Prouty developed analytic software systems for Inference Corporation and NASA Project Galileo. Dr. Prouty is also a director of Investment Technology Group, Inc. and Sqribe Technology. He received a Ph.D. in Applied Physics from California Institute of Technology.

     Mark P. Kalkus became a Director of the Company in 1990. Mr. Kalkus has been President and Chief Operating Officer of Lamar Companies, a real estate investment concern, since 1992. From 1988 to 1992, Mr. Kalkus was Vice President of Lamar Companies. Mr. Kalkus received a B.A. degree from Stanford University and a J.D. from Stanford Law School.

     Mario M. Rosati has been a Director of the Company since 1989 and Secretary since 1988. Mr. Rosati is a member of the law firm of Wilson Sonsini Goodrich & Rosati. Mr. Rosati received a B.A. degree from the University of California at Los Angeles and a J.D. from the Boalt Hall School of Law at the University of California at Berkeley. Mr. Rosati is also a director of Aehr Test Systems, Inc., Genus, Inc., LECG, Inc., Meridian Data, Inc., Ross Systems, Inc., Sanmina Corporation and several privately held companies.

     Manuel Correia became a Director of the Company in January 1995. Since May of 1997, he has been the Executive Vice President and Chief Operating Officer of CoWare, Inc. CoWare, Inc. is a start-up company in the EDA business. From November 1988 to May 1997, Mr. Correia was Vice President of Technical Services for Cadence Design Systems, Inc., one of the world's largest CAD firms. Prior to this, Mr. Correia was Vice President of Marketing and Customer Service for Gateway Design Automation. Mr. Correia received a B.S. degree in Electrical Engineering from Northeastern University and an M.S. degree in Management Sciences from State University of New York. Mr. Correia is also a director of Infinium Software, Inc.

     James E. Graber has served as Vice President of Finance and Chief Financial Officer of the Company since November 1997. From June 1991 to November 1997, he served as the principal financial consultant at Graber Associates, a financial consulting company.

     Robert L. Geske has served as Vice President of Research and Development and director of the Company since February 1996. From 1986 to its acquisition by the Company in February 1996, Mr. Geske served as Chairman of the Board and Chief Executive Officer of LOR/Geske Bock Associates, Inc. Mr. Geske has also served as Professor of Finance at the University of California at Los Angeles since July 1977.

     Finn Christensen has served as Vice President of Marketing since February 1996. From March 1992 to January 1996, he served as Principal of Risk Management and Derivatives Trading Systems at Fusion Systems Group, Inc., a financial services company.

     Amos Barzilay has served as Vice President of Capital Markets/Treasury since March 1996. From January 1994 to February 1996, he served as Director of Industry Marketing at Informix Corporation, a database software company. From April 1991 to December 1993, Mr. Barzilay served as Vice President of Application at Syntelligence Systems, Inc., a financial services company.

     Jill Kulick has served as Vice President of Human Resources since July 1997. From 1994 to June 1997, she served as Vice President, Human Resources Officer at Bank of America, N.A.

     There are no family relationships between any of the foregoing officers and directors.

BOARD MEETINGS AND COMMITTEES

     During the fiscal year ended December 31, 1997 (the "Last Fiscal Year"), the Board of Directors held a total of four (4) meetings. Each of the incumbent directors attended at least 75% of all meetings of the Board of Directors and of the committees, if any, upon which such director served.

     The Audit Committee, which currently consists of directors Manuel Correia and Dale Prouty, was established to review, in consultation with the independent accountants, the Company's financial statements, accounting and other policies, accounting systems and system of internal controls. The Audit Committee also recommends the engagement of the Company's independent accountants and reviews other matters relating to the relationships of the Company with its accountants. The Audit Committee met three (3) times during the Last Fiscal Year.

     The Compensation Committee, which currently consists of directors Mark P. Kalkus and Mario M. Rosati, was established to review and act on matters relating to compensation levels and benefit plans for key executives of the Company, among other things. The Compensation Committee met four (4) times during the

Last Fiscal Year. The Board of Directors currently has no nominating committee or a committee performing a similar function.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors for the Last Fiscal Year consisted of directors Mark P. Kalkus, Andrew S. Rachleff and Mario M. Rosati. No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the Board of Directors or compensation committee of any other company.

COMPENSATION OF DIRECTORS

     In the Last Fiscal Year, non-employee Directors were compensated $2,500 per quarter for their services. Directors are also reimbursed for their expenses incurred in attending Board meetings. Non-employee directors participate in the 1995 Director Option Plan (the "Director Plan"). Under the Director Plan, each current non-employee director has been granted, on the later of January 6, 1995 or the date on which such individual first became a director, a non-statutory option to purchase 15,000 shares of Common Stock which has a term of ten years and which vests or will vest and become exercisable as to one-twelfth ( 1/12) of the shares at the end of each three month period from its date of grant, such that each option shall be fully exercisable three years following its date of grant, based on continued service as a director. Beginning in 1998, for each subsequent year after three years of continued service as a Director, each non-employee director shall be permitted to choose from either of two compensation plans. Under the terms of the first plan, a non-employee Director will receive $2,500 per quarter and a non-statutory option to purchase 7,500 shares of Common Stock which will vest as to 25% of the shares at the end of each three-month period. Under the terms of the second plan, a non-employee Director will receive no cash compensation and a non-statutory option to purchase 10,000 shares of Common Stock which will vest as to 25% of the shares at the end of each three-month period. Such options shall have a term of ten years and shall have an exercise price of 100% of the fair market value of the Common Stock on the date of the grant. During the fiscal year ended December 31, 1997, options to purchase an aggregate of 100,000 shares of the Company's Common Stock were granted to Rod A. Beckstrom pursuant to the company's 1995 plan. Of such grant, options to purchase 50,000 shares have an exercise price of $6.50 per share and options to purchase 50,000 shares have an exercise price of $8.00 per share. These options are exercisable over four years with 25% of the shares subject to the option vesting 12 months after the vesting commencement date, and one forty-eighth ( 1/48) of the shares subject to the option vesting each month thereafter.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by the Company's Chief Executive Officer and the Company's four other executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during the years ended December 31, 1995, 1996 and 1997:

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                                                        COMPENSATION
                                                                        ------------
                                              ANNUAL COMPENSATION        SECURITIES      ALL OTHER
                                            ------------------------     UNDERLYING     COMPENSATION
   NAME AND PRINCIPAL POSITION      YEAR    SALARY($)(1)    BONUS($)     OPTIONS(#)        ($)(2)
   ---------------------------      ----    ------------    --------    ------------    ------------
Rod A. Beckstrom..................  1997      192,725        28,875       100,000           1,200
  Chief Executive Officer           1996      191,540        28,875        50,000              --
                                    1995      160,209            --            --              --
David Gilbert(4)..................  1997      192,637        28,875            --           1,200
  President and Chief               1996      179,823        28,875       200,000          30,000(3)
     Operating Officer              1995           --            --            --              --
Finn Christensen(5)...............  1997      151,750        20,250            --              --
  Vice President of Marketing       1996      132,250        20,250        90,000              --
                                    1995           --            --            --              --
Robert L. Geske(6)................  1997      144,000        21,600            --           1,200
  Vice President of                 1996      132,000        21,600            --              --
     Research and Development       1995           --            --            --              --
Amos Barzilay(7)..................  1997      152,682        21,750            --           1,200
  Vice President Capital            1996      115,202        21,750        90,000              --
     Markets and Treasury           1995           --            --            --              --

---------------
(1) Amounts shown are before salary reductions resulting from contributions to the Company's 401(k) Profit Sharing Plan (the "401(k) Plan").

(2) Includes matching contributions of $1,200 each paid by the Company under the 401(k) Plan.

(3) Amount shown is a relocation expense reimbursement.

(4) Dr. Gilbert joined the Company in January 1996.

(5) Mr. Christensen joined the Company in February 1996.

(6) Mr. Geske joined the Company in January 1996.

(7) Mr. Barzilay joined the Company in March 1996.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

     In connection with the February 13, 1996 acquisition of LOR/Geske Bock Associates, Inc., by C-ATS Sub, Inc., a wholly-owned subsidiary of the Company, Robert Geske entered into an employment agreement, dated January 30, 1996, wherein Mr. Geske agreed to serve as a Vice President of the Company. In consideration for his services, Mr. Geske receives an annual base salary of $144,000 and is eligible to participate in any of the Company's executive bonus plans. The term of Mr. Geske's agreement is four years, and after the four year period. Further, under the agreement, Mr. Geske is to receive certain severance benefits should his employment with the Company terminate for any reason other than for cause.

     In connection with the Offer and the Merger, the Company has entered into employment agreements (the "Employment Agreements"), each dated the date of the Merger Agreement, with Messrs. Gilbert and Beckstrom to secure their continued employment following the Merger. The following is a summary of the material provisions of the Employment Agreements. The summary is qualified in its entirety by reference to the Employment Agreements which are incorporated by reference and copies of which have been filed with the Commission as exhibits to the Schedule 14D-1.

     Under the Employment Agreements, Messrs. Gilbert and Beckstrom will be employed for a term commencing on the Effective Time of the Merger and ending on the third anniversary thereof (the "Initial Term"). Following the Initial Term, the Employment Agreements will be renewable for successive six month terms. During the term of the Employment Agreements, each of Messrs. Gilbert and Beckstrom will be paid a base salary of $250,000, subject to annual review on each May 31. In the event of the termination of Messrs. Gilbert's or Beckstrom's employment, during the Initial Term, without cause by the Surviving Corporation or by either of them for good reason (in each case, as defined in the Employment Agreements), such terminated executive will receive six months' continuation of base salary payments and medical benefits. The Employment Agreements also contain restrictions on competition and solicitation of employees and clients and other customer provisions.

     The Company plans to enter into similar employment agreements with certain other executive employees (each, an "Executive Employee" and collectively, the "Executive Employees") in order to secure their continued employment following the Merger as well.

CHANGE IN CONTROL ARRANGEMENTS

     On November 11, 1998, the Board of Directors approved change of control agreements (the "Change of Control Agreements") with J. Graber, J. Kulick, A. Barzilay and F. Christensen. The Change of Control Agreements provide that during the twelve months following a change in control of the Company, the Company will not terminate employment without cause, without advance notice equal to the lesser of (i) six months or (ii) twelve months minus the time elapsed since the change in control.

STOCK OPTION GRANTS AND EXERCISES

     The following table sets forth the number and terms of options granted to the Named Officers during the last fiscal year ended December 31, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                              INDIVIDUAL GRANTS                                     POTENTIAL REALIZABLE VALUE
                         ----------------------------                                AT ASSUMED ANNUAL RATES
                         NUMBER OF          % OF                                          OF STOCK PRICE
                         SECURITIES    TOTAL OPTIONS                                 APPRECIATION FOR OPTION
                         UNDERLYING      GRANTED TO      EXERCISE                            TERM(2)
                          OPTIONS       EMPLOYEES IN       PRICE      EXPIRATION    --------------------------
         NAME             GRANTED      FISCAL YEAR(1)    ($/SHARE)       DATE           5%             10%
         ----            ----------    --------------    ---------    ----------    -----------    -----------
Rod A. Beckstrom.......    50,000           7.7%           $6.50       8/13/07       $204,391       $517,966
                           50,000           7.7%           $8.00       8/13/07       $129,391       $442,966
David Gilbert..........        --            --               --            --             --             --
Finn Christensen.......        --            --               --            --             --             --
Robert L. Geske........        --            --               --            --             --             --
Amos Barzilay..........        --            --               --            --             --             --

---------------
(1) Based on 650,000 total options granted to employees during the Last Fiscal Year.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price appreciation over the option term will be at the assumed 5% and 10% levels or any other defined level. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. The amounts reflected in the table may not be achieved and do not reflect the Company's estimate of future stock price growth. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the Named Officers.

     The following table provides information with respect to option exercises by the Named Officers during the fiscal year ended December 31, 1997 and the value of their unexercised options at December 31, 1997.

            AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR 1997 AND
                         FISCAL YEAR END OPTION VALUES

                         SHARES                        NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                        ACQUIRED                      UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS AT
                           ON          VALUE      OPTIONS AT FISCAL YEAR END(#)        FISCAL YEAR END ($)(2)
                        EXERCISE      REALIZED    ------------------------------    ----------------------------
        NAME               (#)         ($)(1)     EXERCISABLE     UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
        ----            --------      --------    -----------     -------------     -----------    -------------
Rod A. Beckstrom.....      --           --           81,876          128,124         $248,010         $13,523
David Gilbert........      --           --           69,793          130,207         $ 25,823         $48,177
Finn Christensen.....      --           --           35,625           54,375         $ 13,181         $20,119
Robert L. Geske......      --           --               --               --               --              --
Amos Barzilay........      --           --           34,375           55,625         $ 12,719         $20,581

---------------
(1) Calculated as the fair market value of the shares on the date of exercise less the exercise price of the options.

(2) Calculated as the fair market value of the securities underlying the options at the fiscal year end ($5.063 per share on December 31, 1997) less the exercise price of the options.

STOCK PLANS

     The Company's 1988 Incentive Stock Plan (the "1988 Plan") and 1995 Stock Plan (the "1995 Plan") provide for the grants to employees of the Company of incentive stock options, and for the grant of nonstatutory stock options or stock purchase rights to employees and consultants of the Company.

     The 1998 Plan provides that, in the event of a merger of the Company, the outstanding options will be assumed by the successor or equivalent options substituted by the successor. The 1995 Plan provides that, in the event of the merger of the Company, the outstanding options may be assumed and become exercisable for the consideration issued in the merger or equivalent options substituted by the successor and that, if outstanding options are neither assumed nor substituted, they will become immediately fully vested and exercisable.

     On November 7, 1996, the Compensation Committee approved a form of Stock Option Agreement for certain executive officers which provide for the immediate acceleration of all unvested options in the event of a change of control of the Company. Upon the consummation of the Merger, such change of control provisions will accelerate and fully vest all unvested options of J. Graber, J. Kulick, A. Barzilay, F. Christensen, D. Samuels, D. Gilbert and R. Beckstrom.

     In connection with the Merger, the Board of Directors approved the acceleration of all unvested options of Messrs. Gilbert and Beckstrom upon the request of the Parent.

LIMITATIONS ON LIABILITIES AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation limits the liability of its directors to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     The Company's Bylaws provide that the Company shall indemnify its directors and officers, and that the Company has the power to indemnify its employees and other agents, to the maximum extent and in the manner permitted by the General Corporation Law of the State of Delaware as the same now exists or may hereafter be amended. In addition, the Company's stockholders have approved, and the Company intends as soon as is practicable to enter into, agreements to indemnify its directors and officers. Such agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

     The Company's By-laws, provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has also entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may anise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

                              CERTAIN TRANSACTIONS

GENERAL

     In its ordinary course of business, the Company enters into transactions with certain of its directors and officers. The Company believes that each such transaction has been on terms no less favorable for the Company than could have been obtained in a transaction with an independent third party.

CHANGE OF CONTROL AGREEMENTS

     On November 11, 1998, the Board of Directors approved change of control agreements (the "Change of Control Agreements") with J. Graber, J. Kulick, A. Barzilay, F. Christensen and D. Samuels. The Change of Control Agreements provide that during the twelve months following a change in control of the Company, the Company will not terminate employment without cause, without advance notice equal to the lesser of (i) six months or (ii) twelve months minus the time elapsed since the change in control.

STOCK OPTIONS

     During the Last Fiscal Year, options to purchase an aggregate of 100,000 shares of the Company's Common Stock were granted to Rod A. Beckstrom pursuant to the company's 1995 Stock Plan. Of such grant, options to purchase 50,000 shares have an exercise price of $6.50 per share and options to purchase 50,000 shares have an exercise price of $8.00 per share. These options are exercisable over four years with 25% of the shares subject to the option vesting 12 months after the vesting commencement date, and 1/48 of the shares subject to the option vesting each month thereafter.

     On December 9, 1998, the Board of Directors authorized Messrs. Gilbert and Beckstrom, if requested by Parent, to exercise all unvested options held by them for the purpose tendering into the Offer the shares received on exercise of the options.

LEGAL COUNSEL

     During the last fiscal year, Mario M. Rosati, a member of the Board of Directors of the Company, was also a member of the law firm of Wilson Sonsini Goodrich & Rosati, a professional corporation. The Company has continued to retain Wilson Sonsini Goodrich & Rosati, a professional corporation as its legal counsel during the current fiscal year.

                 SECURITY OWNERSHIP OF DIRECTORS, OFFICERS AND
                           CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1998 (the "Record Date"), except as otherwise noted, by (i) each stockholder known to the Company to be a beneficial owner of more than 5% of the Company's Common Stock; (ii) each director and nominee for director; (iii) each of the Company's executive officers named in the Summary Compensation Table appearing herein (the "Named Officers"); and (iv) all current executive officers and directors of the Company as a group.

                                                                SHARES BENEFICIALLY
                                                                     OWNED(1)
                                                              -----------------------
                      BENEFICIAL OWNER                         NUMBER      PERCENT(2)
                      ----------------                        ---------    ----------
Misys plc(3)................................................  3,465,375       39.7%
  Burleigh House
  Chapel Oak, Salford Priors
  Worcestershire WR 3SH England
Rod A. Beckstrom(4).........................................  1,231,323       17.4%
David L. Babson and Company Incorporated(5).................    732,800       10.7%
  One Memorial Drive
  Cambridge, MA 02142
Merrill, Pickard, Anderson & Eyre V, L.P.(6)(7).............    679,015        9.9%
  (Andrew Rachleff)
  2480 Sand Hill Road, Suite 200
  Menlo Park, CA 94205
State of Wisconsin Investment Board(8)......................    463,700        6.8%
  P.O. Box 7842
  Madison, WI 53707
Robert Geske................................................    289,325        4.2%
Jerome Bock.................................................    289,325        4.2%
Manuel Correia(9)...........................................     15,000          *
Mark P. Kalkus(10)..........................................     53,100          *
Amos Barzilay(11)...........................................     48,376          *
Mario M. Rosati(12).........................................     17,997          *
Andrew Rachleff(6)(7).......................................    679,015        9.9%
Finn Christensen(13)........................................     47,626          *
David Gilbert(14)...........................................    252,000        3.5%
James Graber................................................         --          *
Jill Kulick.................................................         --          *
All Directors and Executive Officers as a group (12
  persons)(15)..............................................  2,921,087       39.2%

---------------
  *  Represents less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have represented to the Company that they have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each of the beneficial owners listed in the table is c/o C-ATS Software Inc., 1870 Embarcadero Road, Palo Alto, CA 94303.

 (2) Percent ownership is based on 6,855,874 shares of Common Stock outstanding. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of the Record Date are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (3) Beneficial ownership of the Company's Common Stock as of December 14, 1998. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of December 14, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person. Includes (i) 1,587,783 shares held by certain stockholders and subject to unconditional tender obligations by such certain stockholders pursuant to the Offer; (ii) 460,000 shares issuable upon exercise of options held by Messrs. Gilbert and Beckstrom which, if exercised, are subject to unconditional tender obligations pursuant to the Offer; and (iii) 1,417,592 shares subject to an irrevocable option (the "Top-Up Option") to purchase such shares from the Company provided certain conditions are satisfied. The number of shares subject to the Top-Up Option will increase if the number of shares outstanding increases. Misys disclaims beneficial ownership of the shares subject to the Top-Up Option.

 (4) Includes (i) 210,000 shares issuable upon exercise of options held by Mr. Beckstrom exercisable within 60 days of December 14, 1998 and (ii) 14,200 shares held by family members and trusts for the benefit of family members to which Mr. Beckstrom disclaims beneficial ownership.

 (5) Based on Amendment Number 1 to Schedule 13G filed in January 1998 by David
     L. Babson and Company Incorporated which has sole voting power over 732,800 shares.

 (6) Based on Amendment Number 1 to Schedule 13G filed in January 1998 by Merrill, Pickard, Anderson & Eyre V, L.P. on behalf of itself, Andrew Rachleff, Bruce Dunlevie, James Anderson and Steven Merrill.

 (7) Includes 10,000 shares owned by Mr. Rachleff and 669,015 shares owned beneficially by Merrill, Pickard, Anderson & Eyre V, L.P., of which Merrill, Pickard, Anderson & Eyre V Management Co., L.P. is a general partner. Mr. Rachleff is a general partner of Merrill, Pickard, Anderson & Eyre V Management Co., L.P. and in such capacity, Mr. Rachleff may be deemed to share voting and investment power with respect to such shares, although he disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. In addition to Mr. Rachleff, there are three other general partners of Merrill, Pickard, Anderson & Eyre V Management Co., L.P., James C. Anderson, Bruce W. Dunlevie and Steven L. Merrill, each of whom may be deemed to share voting and investment power with respect to such shares. Each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (8) Based on Amendment Number 2 to Schedule 13G filed in January 1998 by State of Wisconsin Investment Board which has sole voting power over 463,700 shares.

 (9) Includes 15,000 shares issuable upon exercise of options held by Mr. Correia exercisable within 60 days of the Record Date.

(10) Includes (i) 15,000 shares issuable upon exercise of options held by Mr. Kalkus exercisable within 60 days of the Record Date and (ii) 16,000 shares held by family members and trusts for the benefit of family members to which Mr. Kalkus disclaims beneficial ownership.

(11) Includes 44,376 shares issuable upon exercise of options held by Mr. Barzilay exercisable within 60 days of the Record Date.

(12) Includes 15,000 shares issuable upon exercise of options held by Mr. Rosati exercisable within 60 days of the Record Date.

(13) Includes 45,626 shares issuable upon exercise of options held by Mr. Christensen exercisable within 60 days of the Record Date.

(14) Includes 250,000 shares issuable upon exercise of options held by Dr. Gilbert exercisable within 60 days of December 14, 1998.

(15) Includes 595,002 shares issuable upon exercise of options held by Directors and Executive Officers as a group exercisable within 60 days of either the Record Date or December 14, 1998, as indicated in footnotes (3) through
     (14).

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

     Decisions on compensation of the Company's executive officers are made by the Compensation Committee of the Board of Directors. The members of the Compensation Committee for the Last Fiscal Year, Messrs. Kalkus, Rachleff and Rosati are non-employee directors. Decisions by the Compensation Committee relating to the compensation of the Company's executive officers are reviewed by the full Board (which did not modify or reject any Compensation Committee decisions during 1997), except for decisions about awards under the Company's Stock Plan, which decisions must be made solely by the committee in order for the grants under such Stock Plan to satisfy Rule 16b-3.

     Compensation Philosophy and Relationship of Performance. This report reflects the Compensation Committee's executive officer compensation philosophy for the year ended December 31, 1997 as endorsed by the Board of Directors. The resulting actions taken by the Company are shown in the compensation tables supporting this report. The Compensation Committee either approves or recommends to the Board of Directors compensation levels and compensation components for the executive officers. With regard to compensation actions affecting the Chief Executive Officer, all of the non-employee members of the Board of Directors acted as the approving body.

     The Compensation Committee's executive compensation policies are designed to enhance the financial performance of the Company, and thus stockholder value, by aligning the financial interests of the key executives with those of stockholders.

     The executive compensation program (the "Program") is viewed in total considering all of the component parts: base salary, annual performance bonus, benefits and long-term incentive opportunity in the form of stock options and stock ownership. The annual compensation components consist generally of equal or lower base salaries than those of companies within the industry combined with incentive plans based on the Company's financial performance that can result in total compensation generally in line with those at comparable companies. Long-term incentives are tied to stock performance through the use of stock options. The Compensation Committee's position is that stock ownership by management is beneficial in aligning management's and stockholders' interests in the enhancement of stockholder value. Overall, the intent is to have more significant emphasis on variable compensation components and less on fixed cost components. The Committee believes this philosophy and structure are in the best interests of the stockholders.

     Executive compensation for fiscal 1997 primarily consisted of base salary and performance incentives awarded in the form of stock options for such period.

     Annual Incentive Arrangements. The Company has adopted a Program which provides annual incentive compensation in the form of cash bonuses to key employees, including the Named Officers, who by the nature of their positions are deemed sufficiently accountable to impact directly the financial results of the Company. The Program is approved by the Compensation Committee, whose members are not eligible to participate in the Program.

     The Committee believes that key executives should have a significant proportion of total cash compensation subject to specific strategic and financial measurements. At the beginning of each fiscal year, or upon an individual being appointed an executive officer, the Committee sets a target bonus range (0 - 60%) in 1998 for each executive officer expressed as a percentage of the executive's base salary. Performance goals for purposes of determining annual incentive compensation are established, which include sales, profitability and other strategic and financial measurements. Senior management, including the Named Officers, have the potential to earn significantly higher levels of incentive compensation if the Company exceeds its targets. The target incentive compensation levels established by the Compensation Committee for 1997 expressed as a percentage of base salary were approximately 30%.

     The performance goals established at the beginning of 1997 were based on several strategic and financial measurements including a target level of profitability and sales and attainment of certain other objectives. Based on evaluation of the above criteria, the Compensation Committee chose to award incentive payments for 1997 averaging approximately 15%.

     Stock Options. The Compensation Committee of the Board of Directors generally determines stock option grants to eligible employees including the Named Officers. The Committee believes that options granted to management reinforce the Compensation Committee's philosophy that management compensation should be closely linked with stockholder value. Stock options have been granted to all of the Company's management and key employees.

     Other Compensation Plans. The Company has adopted certain broad-based employee benefit plans in which all employees, including the Named Officers, are permitted to participate on the same terms and conditions relating to eligibility and generally subject to the same limitations on the amounts that may be contributed or the benefits payable under those plans. Under the Company's 401(k) Plan, which is a defined contribution plan qualified under Sections 401(a) and 401(k) of the Code, participants, including the Named Officers, can contribute a percentage of their annual compensation. The 401(k) Plan allows for the Company to make matching contributions. In 1997, the Company made a matching contribution for participants of $1,200 or 25% of the individual's contribution, whichever was less.

     Mr. Beckstrom's 1997 Compensation. Compensation for the Chief Executive Officer aligns with the philosophies and practices discussed above for executive officers in general. All compensation determinations and stock option grants to the Chief Executive Officer are reviewed by the Compensation Committee with the Board of Directors. Mr. Beckstrom is not eligible to participate in the Employee Stock Purchase Plan.

     At the beginning of each fiscal year, the Compensation Committee sets a target bonus amount for the Chief Executive Officer. The target incentive compensation level established for Mr. Beckstrom for 1997, expressed as a percentage of his base salary, was 30%.

     For 1997, the Chief Executive Officer's performance goals were established based on strategic and financial measurements, including a target level of sales and profitability. In evaluating, Mr. Beckstrom's performance for the purpose of determining his incentive compensation for such period, the Compensation Committee considered the Company's performance against its financial and strategic objectives. Based on the evaluation, the Compensation Committee decided that Mr. Beckstrom's performance qualified him to receive a 15% bonus award. For specific data regarding Mr. Beckstrom's 1997 compensation, see "Executive Compensation -- Summary Compensation Table."

                                          Compensation Committee

                                          Mario Rosati
                                          Mark Kalkus
                                          Andrew S. Rachleff

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16A of the Exchange Act requires that directors, certain officers of the Company and ten percent stockholders file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC") as to the Company's securities beneficially owned by them. Such persons are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of copies of Forms 3 and 4 and amendments thereto furnished to the Company pursuant to Rule 16a-3(e) and Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, and any written representations referred to in Item 405(b)(2)(i) of Regulation S-K stating that no Forms 5 were required, the Company believes that, during the Last Fiscal Year, all Section 16(a) filing requirements applicable to the Company's officers, directors and ten percent stockholders were complied with.

                                                                         ANNEX B

                            [BROADVIEW LETTERHEAD]

                                                                December 9, 1998

                                                                    Confidential

Board of Directors
C-ATS Software Inc.
1870 Embarcadero Road
Palo Alto, CA 94303

Dear Members of the Board:

     We understand that C-ATS Software Inc. ("C-ATS" or the "Company"), Misys plc ("Misys" or the "Parent"), Misys USA Sub, a wholly owned subsidiary of Misys (the "US Parent"), and C-ATS Software Acquisition Corp., a wholly owned subsidiary of the US Parent (the "Purchaser"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Parent will cause the Purchaser to offer to purchase all of the outstanding shares of C-ATS common stock, par value $.001 per share ("C-ATS Common Stock"), for $7.50 cash per share (the "Consideration"), upon the terms and subject to the conditions described in the Agreement (the "Offer"), and subsequently merge with and into C-ATS (the "Merger"). Pursuant to the Merger, each issued and outstanding share of C-ATS not acquired in the Offer will be converted into the right to receive an amount of cash equal to the Consideration. The terms and conditions of the above described Offer and Merger (together the "Transaction") are more fully detailed in the Agreement.

     You have requested our opinion as to whether the Consideration to be received by C-ATS shareholders in the Transaction is fair, from a financial point of view, to C-ATS shareholders.

     Broadview International LLC focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to C-ATS Board of Directors and will receive a fee from C-ATS upon the successful conclusion of the Transaction.

                            [BROADVIEW LETTERHEAD]

In rendering our opinion, we have, among other things:

 1.) reviewed the terms of the Agreement dated December 2, 1998 furnished to us by C-ATS management on December 3, 1998 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

 2.) reviewed C-ATS Form 10-K for the fiscal years ended December 31, 1997, including the audited financial statements included therein, and C-ATS Form 10-Q for its quarterly period ended September 30, 1998, including the unaudited financial statements included therein;

 3.) reviewed certain internal financial and operating information, including quarterly projections through December 31, 1999, relating to C-ATS prepared by C-ATS management and furnished to us by C-ATS management;

 4.) participated in discussions with C-ATS management concerning the operations, business strategy, current financial performance and prospects for C-ATS;

 5.) discussed with C-ATS management its view of the strategic rationale for the Merger;

 6.) reviewed the recent reported closing prices and trading activity for C-ATS
     Common Stock;

 7.) compared certain aspects of the financial performance of C-ATS with public companies we deemed comparable;

 8.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

 9.) reviewed recent equity research analyst reports covering C-ATS;

10.) assisted in negotiations and discussions related to the Transaction among C-ATS and Misys; and

11.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

                            [BROADVIEW LETTERHEAD]

     In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by C-ATS. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of C-ATS as to the future performance of C-ATS. We have neither made nor obtained an independent appraisal or valuation of any of C-ATS assets.

     Based upon and subject to the foregoing, we are of the opinion that the Consideration to be received by C-ATS shareholders in the Transaction is fair, from a financial point of view, to C-ATS shareholders.

     For purposes of this opinion, we have assumed that C-ATS is not currently involved in any material transactions other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion.

     This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of C-ATS in connection with its consideration of the Transaction and does not constitute a recommendation to any C-ATS shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview International LLC hereby consents to references to and the inclusion of this opinion in its entirety in the Schedule 14D-9 to be distributed to C-ATS shareholders in connection with the Transaction.

                                          Sincerely,

                                          /s/Broadview International LLC
                                          Broadview International LLC

                                 EXHIBIT INDEX

    EXHIBIT
      NO.                              DESCRIPTION
    -------                            -----------
    *1         Offer to Purchase dated December 18, 1998 (incorporated by reference to Exhibit (a)(1) to Purchaser's Tender Offer
               Statement on December 18, 1998, as amended (the "14D-1").
    *2         Letter of Transmittal (incorporated by reference to Exhibit
               (a)(2) to the 14D-1).
     3         Text of Press Release issued by Parent and the Company on
               December 14, 1998 (incorporated by reference to Exhibit
               (a)(8) to the 14D-1)
     4         Text of Press Release issued by Parent on December 14, 1998
               (incorporated by reference to Exhibit (a)(9) to the 14D-1).
    *5         Letter to Stockholders dated December 18, 1998 from Rod A.
               Beckstrom, Chief Executive Officer of the Company.
    *6(1)      Opinion of Broadview International LLC, dated December 9,
               1998.
     7         Agreement and Plan of Merger dated as of December 14, 1998, among the Company, Parent, USA Sub and Purchaser
               (incorporated by reference to Exhibit (c)(1) to the 14D-1).
     8         Stockholders Agreement dated as of December 14, 1998 between
               Parent, USA Sub and Purchaser and the Rod A. Beckstrom
               Trust, David and Diedra Gilbert, Robert Geske and Jerry Bock
               (incorporated by reference to Exhibit (c)(2) to the 14D-1).
     9         Stockholders Agreement dated as of December 14, 1998 between
               Parent, USA Sub and Purchaser and the Rod A. and Patrice V.
               Beckstrom Charitable Remainder Trust (incorporated by
               reference to Exhibit (c)(3) to the 14D-1).
     10        Employment Agreement, dated December 14, 1998, between the
               Company and David Gilbert (incorporated by reference to
               Exhibit (c)(5) to the 14D-1).
     11        Employment Agreement, dated December 14, 1998, between the
               Company and Rod A. Beckstrom (incorporated by reference to
               Exhibit (c)(4) of 14D-1).
     12        Long Term Incentive Plan Term Sheet (incorporated by
               reference to Exhibit (c)(6) of the 14D-1).
     13        Form of Change of Control Agreement.
     14(2)     1988 Incentive Stock Plan and related agreements.
     15(3)     1995 Stock Plan and related agreements.
     16(4)     Director Option Plan and related agreements
    *17(5)     The Company's Information Statement pursuant to Section
               14(f) of the Exchange Act and Rule 14f-1 thereunder.

---------------
 *  Included in materials mailed to stockholders.

(1) Attached hereto as Annex B.

(2) Incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-11 (Registration No. 33-89242), as amended.

(3) Incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-1 (Registration No. 33-89242), as amended.

(4) Incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-1 (Registration No. 33-89242), as amended.

(5) Attached hereto as Annex A.